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FIRM / AFFILIATE OFFICES
	Austin	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh*
January 10, 2022	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
VIA EDGAR	Hong Kong	Silicon Valley
	Houston	Singapore
United States Securities and Exchange Commission	London	Tel Aviv
Division of Corporation Finance	Los Angeles	Tokyo
100 F Street, N.E.	Madrid	Washington, D.C.
Washington, D.C. 20549-6010	Milan

Attention:	Tracie Mariner
Daniel Gordon
David Gessert
Irene Paik

Re:	Alpha Tau Medical Ltd.
Amendment No 3 to
Registration Statement on Form F-4
Filed on January 5, 2022
File No. 333-258915

Ladies and Gentlemen:

On behalf of Alpha Tau Medical Ltd. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 6, 2022 (“Comment Letter”) with respect to the Amendment to the Registration Statement on Form F-4 filed with the Commission by the Company on January 5, 2022 (the “Amendment No. 3”). Concurrently with the filing of this letter, the Company is hereby submitting the Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”) through EDGAR.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 and page references in the responses refer to Amendment No. 4. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4

Management Following the Business Combination

Aggregate Compensation of Executive Officers and Directors, page 250

1.	Please provide updated compensation disclosure for the last full financial year as required by Item 6.B of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 250 of Amendment No. 4.

*	In cooperation with the Law Office of Salman M. Al-Sudairi

January 10, 2022

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili

Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	Uzi Sofer, Chief Executive Officer, Alpha Tau Medical Ltd.
Raphi Levy, Chief Financial Officer, Alpha Tau Medical Ltd.
Joshua G. Kiernan, Latham & Watkins LLP
Eyal Orgad, Latham & Watkins LLP
Michael J. Rosenberg, Latham & Watkins LLP